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                          October 24, 2023

       Dr. Peter Altman
       President and Chief Executive Officer
       BioCardia, Inc.
       320 Soquel Way
       Sunnyvale, California 94085

                                                        Re: BioCardia, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 19,
2023
                                                            File No. 333-275099

       Dear Dr. Peter Altman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Michael Danaher